EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

April 13, 2023

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Jimmy McNamara, Esq.

Office of Life Sciences

Re:	OS Therapies Incorporated Registration Statement on Form S-1 Filed March 31, 2023 File No. 333-271034

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), including one complete copy of the exhibits listed as filed therewith.

The Registration Statement responds to the comments received from the staff of the SEC in its comment letter dated April 10, 2023 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-271034) filed by the Company with the SEC on March 31, 2023, as discussed below.

Courtesy copies of this letter and the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Jimmy McNamara) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Registration Statement.

Registration Statement on Form S-1

Phase 1B Clinical Trial, page 3

1.	We note your revised disclosure on page 69 in response to Comment 5. Please revise the disclosure on page 3 to highlight that no objective tumor response (complete or partial) was observed in the trial.

Response: As requested by the staff, disclosure has been added on page 3 to highlight that no objective tumor responses (complete or partial) were observed in the Phase Ib trial.

* * *

April 13, 2023

The Company respectfully requests the staff’s review of the Registration Statement to coincide with this timing in order to meet the Company’s ultimate goal of an April 2023 initial public offering.

Based on conversations with the underwriters, the Company and the lead underwriter would like to submit requests for acceleration of the effectiveness of the Registration Statement during the early part of the week of April 24, 2023, or as soon thereafter as is practicable. As pricing information is included in this filing, the Company does not expect to rely on Rule 430A. The request of the lead underwriter will include the representation from the underwriters with respect to compliance with Rule 15c2-8. A copy of the no objections letter from FINRA clearing the underwriting compensation arrangements for the offering will be forwarded to you immediately upon its receipt.

As requested by the staff, we have confidentially submitted through Kiteworks, the SEC’s secure file transfer tool, an unredacted copy (marked to show where the Company redacted information in its public filing) of the license agreement filed as Exhibit 10.5 to the Registration Statement. The remainder of the exhibits to the Registration Statement have been included in this filing, and no other substantive changes were made to the Registration Statement, other than the additional disclosure in response to the staff’s comment above. Accordingly, we believe that all information, including the exhibits to the Registration Statement, have been provided to the staff.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Paul A. Romness, MPH, the Chief Executive Officer of the Company (tel.: (703) 541-9811), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Joe McCann, Esq.

Paul A. Romness, MPH

Mr. Keith Moore

Cavas Pavri, Esq.